

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 29, 2012

<u>Via E-mail</u>
Bryan R. Martin
Chief Executive Officer
8x8, Inc.
810 West Maude Avenue
Sunnyvale, CA 94085

> **Re: 8x8, Inc.**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed May 24, 2012**
> **File No. 000-21783**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K</u>

<u>Fiscal 2012 Summary Compensation Table</u>

1. We note that you paid bonuses to three of your named executive officers for the fiscal year 2012. Please tell us the basis for the compensation committee's decision to grant

bonuses to these three officers and explain whether the awards were based on corporate or individual performance. Please include a description of any bonus payments to your named executive officers in future filings, if applicable. See Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Jessica Plowgian, Staff Attorney, at 202-551-3367 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director